Exhibit 99.3

Adira Energy Ltd.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the year ended December 31, 2014

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”,  or the “Company”) for the year ended December 31, 2014, which has been prepared on the basis of information available up until April 29, 2015. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014, together with the notes thereto, available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted. This MD&A is dated April 29, 2015.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira’s Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Business overview and Significant Developments during the period

Adira is a Canadian oil and gas exploration company with a focus on early-stage exploration in the State of Israel.
The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

On October 30, 2014, the Yitzhak License No 380, offshore ( the “Yitzhak License”) expired.

On September 1, 2014, the Petroleum Commissioner of Israel (the “Commissioner”) advised Modiin Energy Limited Partnership (“MELP”), one of the Company’s joint operating partners, that license No. 378 (the “Gabriella License”) and the license No. 383 (the “Yam Hadera License”) expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, MELP sent a letter of appeal to the decision with the Minister of Energy and water, however, as of this date, no reply has been received.

Adira Israel held a 15% working interest in the Gabriella License and had an option to acquire up to a 15% participating interest on the Yam Hadera License.

Effective September 29, 2014, the Company completed a consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every five pre-consolidation common shares (the “Consolidation”). As a result, the Company’s 61,460,318 pre-Consolidation Shares were reduced to 12,292,022 post-Consolidation common shares.

Capital Expenditures and Divestitures

During the year ended December 31, 2014, the Company did not incur any capital expenditures and disposed of property and equipment in the net amount of approximately $14 thousand which relates primarily to office furniture and computer equipment.

The Company's currently has no planned capital expenditures for the next twelve months.

Selected Annual Information

The following table includes selected financial information for the year ended December 31, 2014, and the two prior financial years:

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands, except per share data
	Audited

Revenues	$-	$17	$1,889

Net profit (loss) and comprehensive profit (loss) for the period	$735	$(5,644)	$(10,557)

Basic and diluted net profit (loss) per share	$0.06	$(0.47)	$(1.19)

Total assets	$409	$3,226	$15,340

Total liabilities	$223	$3,803	$10,330

Dividends	-	-	-

The Company has provided details of the above mentioned movements under the headings “Discussion of Operations,” “Summary of Quarterly Results,” “Liquidity,” and “Capital Resources,” herein.

Additional Disclosure for Venture Issuers without Significant Revenues:

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
	Audited

Capitalized and expensed Exploration costs	$-	$677	$11,680
General and administrative expenses (including share based compensation)	$602	$2,813	$5,304

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the year ended December 31, 2014:

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands, except per share data
	Audited
Revenues and other income	-	17	1,889

Expenses:
Exploration expenses	-	677	1,026
General and administrative expenses	602	2,813	5,304
Gain on settlement of accounts payable and others payables	(1,374)	-	-
Impairment charge	-	5,168	7,810

Total expenses	(772)	8,658	14,140

Operating profit (loss)	772	(8,641)	(12,251)

Financing income	-	3,027	2,480
Financing expense	(37)	(30)	(745)

Profit (loss) before income taxes	735	(5,644)	(10,516)
Income taxes	-	-	(41)

Net profit (loss) and comprehensive profit (loss)	735	(5,644)	(10,557)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	735	(5,644)	(8,554)
Non-controlling interests	-	-	(2,003)

	735	(5,644)	(10,557)
Basic and diluted net profit (loss) per share attributable to equity holders of the parent	(0.06)	(0.47)	(1.19)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,158,302	12,052,073	8,862,723

Consolidated results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Revenues and Other Income
	Year ended December 31,
	2014	2013
	U.S. dollars in thousands

Consulting	$-	$7
Operator fees	-	5
Other Income	-	5
	$-	$17

Due to the fact that Adira Israel ceased operations, the Company did not earn any Revenues or Income in 2014.

Consulting fees relate to consulting services in respect of the Offshore Licenses on a “time and materials” basis. For the year ended December 31, 2013, Adira Israel earned consulting fees of $7,000 from operations prior to the time that Adira Israel ceased the drilling program on Gabriella.

Operator fees relate to fees received as the operator on the Offshore Licenses at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”). For the year ended December 31, 2013, Adira Israel earned operator fees of $5,000.

Expenses

Exploration Expenses

For the year ended December 31, 2014, exploration expenses amounted to nil as compared to $677 thousand for year ended December 31, 2013. The decrease in exploration expenses in 2014 reflects our decision to suspend operations on all of our licenses in early 2013.

General and Administrative Expenses

For the year ended December 31, 2014, general and administrative expenses amounted to $602 thousand as compared to $2.8 million for year ended December 31, 2013. The decrease in general and administrative expenses in 2014 resulted primarily from the decrease of our exploration activities since the suspension of operations on all of Adira Israel’s licenses. The Company has taken active steps to reduce all general and administrative expenses, including salaries, rent and other office expenses.

Gain on settlement of accounts payable and others payables

For the year ended December 31, 2014 the Company recorded a gain on settlement of $1.4 million, arising from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.

Impairment Charge

For the year ended December 31, 2014, the impairment charge was nil as compared to $5.2 million for the year ended December 31, 2013. During 2014 there was no exploration activity, and therefore no impairment charge. The impairment in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets prior to the suspension of operations on the Gabriella License, and which have subsequently been written–off, and the Company’s decision to write off expenses on the Yitzhak License due to the low probability of realization of the asset from either the successful development or sale of the Yitzhak License in the near future.

Financing Income/ Expense and Loss on Foreign Exchange

For the year ended December 31, 2014, financing income was nil as compared to $3.0 million for the year ended December 31, 2013, and gain on foreign exchange was $37 thousand for the year ended December 31, 2014 as compared to $30 thousand for the year ended December 31, 2013.

Financing Income results from the warrants issued in the August Offering (as defined below) that are denominated in Canadian dollars, while our functional currency is US dollars; therefore the fair value of the warrants are classified as a financial liability which is remeasured to fair value at the end of each period.  The changes in fair value are included in financing income/expenses. For the year ended December 31, 2013, the amount is income of $3.0 million.

In addition, the Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel, most of its monetary assets are held in U.S. dollars and most of its expenditures are made in U.S. dollars. However, it also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit

The Company reported a net profit and comprehensive profit for the year ended December 31, 2014 of $735 thousand as compared to a net loss and comprehensive loss of $5.6 million for year ended December 31, 2013. The primary reason for profit is as a result of the Company’s ability to significantly reduce general and administration expenses, and for Adira Israel to obtain significant discounts from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013. The profit for 2014 was an exceptional result that we do not believe is sustainable at this time

Inflation

During the years ended December 31, 2014 and 2013, inflation has not had a material impact on our operations.

Government Regulation

The Licenses have been granted to us, through various subsidiaries, by the State of Israel under the Israeli Petroleum Law, and our evaluation and exploration activities in the areas covered by the Licenses must be undertaken in compliance with work plans approved by the Commissioner.

Summary of Quarterly Results

	Quarter ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(143)	(84)	516	446
Net Profit (loss) per share*	$(0.01)	(0.01)	0.04	0.04
*Attributable to equity holders of the Company, post Consolidation

	Quarter ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	U.S dollars in thousands, except per share data
Revenues	$-	-	4	13
Net Profit (loss)	$(70)	(2,478)	32	(3,128)
Net Profit (loss) per share*	$(0.05)	(0.21)	0.05	(0.26)
*Attributable to equity holders of the Company, post Consolidation

Net profit (loss) per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. The net loss for the first quarter of 2013 resulted primarily from an impairment charge in respect of the Gabriella license and the net profit for the second quarter of 2013 is due to reduced general and administrative expenses and finance income recorded in respect of the re-measurement of the warrants issued in August 2012. The net loss for the third quarter of 2013 resulted primarily from an impairment charge in respect of the Yitzhak license and the net loss for the fourth quarter was significantly reduced in line with the reduced activities of the Company. The net loss for the fourth quarter of 2014 results primarily from general expenses during the quarter.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $33.9 million as of December 31, 2014 ($34.6 million as of December 31, 2013), and the Company had negative cash flows from operations of $380 thousand during the year ended December 31, 2014 (negative cash flows of $2.0 million during the year ended December 31, 2013). The ability of the Company to continue as a going concern depends upon the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Year ended December 31, 2014 compared to year ended December 31, 2013

During the year ended December 31, 2014, the Company’s overall position of cash and cash equivalents decreased by $283 thousand. This decrease in cash can be attributed to the following activities:

The Company’s net cash used in operating activities during the year ended December 31, 2014 was $380 thousand as compared to $2.0 million for the year ended December 31, 2013. This decrease is in line with significantly reduced activities in the Company in 2014 as compared to 2013.

Cash generated from investing activities during the year ended December 31, 2014 was $37 thousand as compared to $234 thousand during the year ended December 31, 2013. The generation of cash from investment activities in 2014 relates primarily from the decrease in restricted cash and the sale of equipment by Adira Israel.

Cash provided by financing activities for the year ended December 31, 2014 was $60 thousand as compared to nil during the year ended December 31, 2013. The cash provided in 2014 is as a result of the completion of a private placement of shares.

Capital Resources

At December 31, 2014, the Company’s cash and cash equivalents were $334 thousand (December 31, 2012 - $617 thousand). The majority of this balance is being held in US Dollars. Our working capital at December 31, 2014 was $189 thousand as compared to negative $638 thousand at December 31, 2013. The Company increased its working capital by negotiating discounts on amounts owed to suppliers at December 31, 2013.

Commitments

The Company’s share of the remaining contractual commitments as of December 31, 2014, for the Licenses is nil. The Company has an agreement for the lease of the offices in Toronto, Canada for a period ending in 2015. In 2013, the lease agreement for the Company's office in Ramat Gan, Israel expired. The total future minimum lease payments under non-cancelable operating lease in Canada is $26 thousand.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 12,292,022 common shares outstanding, 79,012,640 warrants outstanding and 358,000 options granted to directors, officers and employees. Each warrant entitles the right of the holder thereof to acquire 1/15 of a common share.

Management of Capital

	December 31, 2014	December 31, 2013
	U.S. dollars in thousands
	Audited
EQUITY
Share capital	$-	$-
Additional paid-in capital	34,051	34,023
Accumulated deficit	(33,863)	(34,600)

Total equity (deficit)	$192	$(577)

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

See “Commitments” above.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the year ended December 31, 2014, the Company incurred $233 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $386 thousand during the year ended December 31, 2013.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Exploration and evaluation assets;
•	Share-based payment transactions;
•	Joint oil and gas ventures;
•	Farm out arrangements in the exploration and evaluation phase;
•	Impairment of financial assets; and
•	Revenue recognition.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Exploration and evaluation assets

Pre-license costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

Joint oil and gas ventures

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture’s assets, liabilities it has incurred, income from the sale or use of its share of the joint venture’s operations output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture. As of December 31, 2014, all the joint ventures  have ceased.

Farm-out arrangements in the exploration and evaluation phase

A farm-out is the transfer of part of an oil and gas interest in consideration for an agreement by the transferee ("farmee") to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner ("farmor"). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company (farmor) accounts for the farm-out arrangement as follows:

•	The farmor does not record any expenditure made by the farmee on its behalf;
•
The farmor does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained; and

•
Any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal. As of December 31, 2014, the Company had no outstanding farm-out arrangements.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company's revenues are derived from:

1.
Operator fees - the Company acted as the operator on the Offshore Licenses and was entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective unincorporated joint venture’s (“UJV's”) or at a rate ranging from 1.2%-4.8% of the total exploration costs incurred by the respective UJV's depending on the annual expenditures in the UJV. Revenues from operator fees were recognized in accordance with the terms of the Joint Operating Agreements, as exploration costs are incurred in the UJV's.

2.
Consulting fees - The Company provided consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees were recognized as revenues as the services were rendered to the respective UJV's.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting during the year ended December 31, 2014, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2014, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Restricted deposits	Loans and receivables
Other receivables	Loans and receivables
Trade payables	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities

The carrying values of cash and cash equivalents, restricted deposits, other receivables, trade payables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents and restricted deposits, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and other receivables.  The Company’s exposure as at December 31, 2014 and 2013 was for $359 thousand and $3,079 thousand respectively, which consisted of $334 thousand (2013 - $617 thousand) in cash held in bank accounts, $9 thousand (2013 - $35 thousand) in restricted deposits and $16 thousand (2013 - $2 thousand) in other receivables. None of the Company’s accounts receivable are overdue as at December 31, 2014.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of December 31, 2014, the Company had cash and cash equivalents of $334 thousand, restricted deposits of $9 thousand and accounts and other receivables and prepaids of $64 thousand to settle other payables in the amount of $223 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)
Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 29, 2015, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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